Exhibit 99.5

Mexico: 260 B$ Investment Plan ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 Marcos Ramirez Chairman Abengoa Mexico Innovative Technology Solutions for Sustainability

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda Mexican Market Outlook Abengoa’s Positioning Main Takeways

4 Agenda Mexican market outlook

5 5 The “MeMo” Investments by sector 60 US$bn Energy generation - 2026 Gas and refined products pipelines, Gas Processing & Storage - 2018 Power transmissions & Substations - 2026 Industrial plants - 2026 23 US$bn 60 US$bn 38 US$bn 42 US$bn Telecom Railways 5 US$bn 23 US$bn 7 US$bn Clean Water Irrigation PPP Buildings 2 US$bn + 60 Industr. Plants for PR + 10,000 km Gas pipelines + 4.5 GW 10 Cogener. plants + 42.5 GW CC, WP, SP, TE, .. + 21,000 km PT with 69-400 kV Business opportunities as of 260 US$bn for Abengoa

ABENGOA

Short and long-term major projects

Mexico's energy infrastrucuture requires the full involvement of companies such as Abengoa

Large Power generation plants



- ✓ **CC** Noreste (1 GW)
- ✓ **CC** Topolobampo II (820 MW)
- ✓ **CC** Empalme I y II (1,430 MW)
- ✓ **Cogeneración** de Pemex: Salina Cruz (690 MW), Minatitlán (690 MW), Cangrejera (135 MW), Morelos (135 MW)

Large T&D projects



- ✓ Fase 1 y 2 de LT 2nda TA y Sureste III, IV y V (1,165 km)
- ✓ LT RTA al CC Empalme (454 km)
- ✓ LT Huasteca-Monterrey (422 km)

Gas and refined products Pipelines, Processing & Storage



- ✓ **CFE and Cenagas gas pipelines:** Submarino, Tuxpan-Tula, La Laguna-Centro
- ✓ Propane, Naphtha and NG in Trans-Isthmus pipelines project

Public-Private partnerships available with Pemex and CFE



- ✓ Large Power generation plants (+40 GW)
- ✓ Large Power transmission lines (21,000 km)

6

7 Agenda Abengoa’s positioning

Abengoa México At a Glance... Growth, diferenciation and value creation through an outstanding realization in complex projects and technology leadership 8 131 BUSD Pipeline Strong Backlog, technological development and high quality work realization 2 BUSD Backlog Turnkey Projects and Convencional EPC Products Growth Pipeline Exchange rate USD/MXN 14.34 Gas Natural 3 Abengoa 4 Iberdrola 1 3,972 MW Mistui 2 Project Developer Capacity in Mexico 2,470 MW 2,300 MW 2,025 MW Abengoa is leader in power transmission lines and distribution projects with over 7,000 km in reference 5 Intergen 1,225 MW

Projects Overview Conventional energy Renewable energy Power Transmissions - Substations PPP Buildings – O&M Water Industrial plants 9 projects / 3.9 GW (1.6 GW under development) 5 projects / 532 MW (230 MW under development) 6,478 km of LT from 13.8 kV until 400 kV 4,717 MVA - 834 MVAr’s – 309 feeders of SE Project of Centro Cultural Mexiquense Bicentenario Concession of Zapotillo aqueduct 1,150 employees of Abengoa companies in Mexico, within 13 subsidiaries 34 -year active participation in Mexican energy & Infras market 11 projects with Pemex (PR, PGPB, PEP): Sistemas y Mantenimiento de los CPG de Nuevo Pemex, Ciudad Pemex, Beristain, Refineria Madero Strong Project References in Mexico 9

10 Our Current Footprint Cogeneration plant ACT - Nuevo Pemex Power Generation – 300 MW North III Combined Cycle Power Generation – 925 MW Investment: US$ 1,550 Mn Concession: 25 years Power Generation Complex of Abengoa in Tabasco Efficient Cogeneration Plant A3T with 230 MW capacity. Combined Cycle ACC4T, with 680 MW capacity. Investment: US$ 1,825 Mn Concession: 20 years ABENGOA Zapotillo Aqueduct -Water Distribution- Investment: US$ 566 Mn Concession: 25 years Centro Cultural Mexiquense Bicentenario -Building Operation- Investment: US$ 65 Mn Concession: 21 years Investment: US$ 640 Mn Concession: 20 years We currently have 6 assets in operation and under construction

Abengoa added value Financial capacities: long term agreements with International banks and investment capacity Company with International references in its respective business areas Proven track record in a wide range of sectors : development, design, Construction and operation Close relationships with Mexican institutions such as Pemex, CFE, SENER and CRE Land rights negotiations, approval of construction and environmental licenses Execution capabilities all across Mexico with special concern for safety Proven development capabilities in Public-Private concession model A broad range of capabilities that add value to our customers 11

12 Agenda Main takeways

13 In the previous years, Abengoa has been performing the restructuration necessary for preparing and triumphing in the MeMo Main Takeways Abengoa has proven the Mexican industry that it offers reliability in projects development and its investment ambitions in Mexico Several sectors are still under regulatory framework definition which slows down the development of projects under the new regime Considering a conservative 4% market share for Abengoa in the market, the upcoming booking would reach +10 US$bn by 2026

Thank you ABENGOA April 7 & 9, 2015 Innovative Technology Solutions for sustainability